As filed with the Securities and Exchange Commission on December 8, 2016

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 1)

CĪON INVESTMENT CORPORATION
(Name of Subject Company (Issuer))
CĪON INVESTMENT CORPORATION
(Names of filing Persons (Offeror and Issuer))
Common Stock, Par Value $0.001 per share
(Title of Class of Securities)
17259U 105
(CUSIP Number of Class of Securities)

Michael A. Reisner
Co-President and Co-Chief Executive Officer
CĪON Investment Corporation
3 Park Avenue, 36th Floor
New York, NY 10016
(212) 418-4700
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
Richard Horowitz, Esq.
Matthew Kerfoot, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036
Tel: (212) 698-3500
Fax: (212) 698-3599

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE
$26,523,782.34	$3,074.11*

*	The Filing Fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $115.90 for each $1,000,000 of the value of the transaction.

☑
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $3,101.40
Form or Registration No.:  Schedule TO
Filing Party:  CῙON Investment Corporation
Date Filed:  November 18, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☑	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

FIRST AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 1 supplements and amends the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 18, 2016 (the "Schedule TO") by CĪON Investment Corporation, a Maryland corporation (the “Company”), in connection with the offer by the Company to purchase up to 2,943,816.02 shares of its issued and outstanding common stock, par value $0.001 per share (the “Shares”) (which number represents 3.75% of the weighted average number of Shares outstanding for the calendar year ended December 31, 2015). The tender offer is being made upon and subject to the terms and conditions set forth in the Offer to Purchase, dated November 18, 2016, and the related Letter of Transmittal (together, the “Offer”).

The information set forth in the Offer is incorporated by reference to all applicable items of this Amendment No. 1, except to the extent that such information is amended and supplemented as specifically provided in this Amendment No. 1. All capitalized terms used in this Amendment No. 1 without definition have the meanings ascribed to them in the Offer.

Item 2(b)

Item 2(b) of the Schedule TO is amended and restated in its entirety as set forth below:

(b) Securities. This Tender Offer Statement on Schedule TO relates to an offer by the Company to purchase up to 2,943,816.02 shares of its issued and outstanding common stock, par value $0.001 per share (the "Shares") (which number represents 3.75% of the weighted average number of Shares outstanding for the calendar year ended December 31, 2015).  As of November 17, 2016, there were approximately 108,336,471 Shares issued and outstanding.  The offer is for cash at a price equal to the estimated net asset value per Share determined as of January 4, 2017 (the "Purchase Price"). The offer is made upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal (which together with any amendments or supplements thereto collectively constitute the "Offer"). As an example of the calculation of the Purchase Price, the estimated net asset value per Share on November 16, 2016 was $9.01. The Purchase Price for Shares in this Offer may be higher or lower than this amount.

Item 1 through 9 and Item 11.

The Offer and Items 1 through 9 and 11 of the Schedule TO, to the extent Items 1 through 9 and 11 incorporate by reference the information contained in the Offer, are hereby amended and supplemented as set forth below:

The Purchase Price to be paid pursuant to the Offer has been revised from 90% of the public offering price per Share determined as of January 4, 2017 to the estimated net asset value per Share determined as of January 4, 2017.

All references in the Offer and the Letter to Shareholders to the Purchase Price of "90% of the public offering price per Share" or "90% of the offering price per Share" are hereby amended and restated to "the estimated net asset value per Share."

All references in the Offer to "the offering price on November 16, 2016, the date of the Company's most recent closing, was $10.10 per Share; 90% of this amount would equal a Purchase Price of $9.09 per Share" are amended and restated to "the estimated net asset value per Share on November 16, 2016 was $9.01".

All references in the Offer to "the total cost to us of purchasing the maximum number of Shares subject to repurchase pursuant to the Offer, assuming a Purchase Price of $9.09 per Share based upon the most recent offering price as of November 16, 2016, would be $26,759,287.62" are amended and restated to "the total cost to us of purchasing the maximum number of Shares subject to repurchase pursuant to the Offer, assuming a Purchase Price of $9.01 per Share based upon the estimated net asset value per Share on November 16, 2016, would be $26,523,782.34".

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 8, 2016
CĪON Investment Corporation
By: /s/ Michael A. Reisner
Name: Michael A. Reisner Title: Co-President and Co-Chief Executive Officer